SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DAC Technologies Group International, Inc.


(Name of Issuer)

Common Stock
(Title of Class of Securities)

23302R107
(CUSIP Number)

May 7, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)




SCHEDULE 13G


CUSIP No. 23302R107
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Key Equity Investors, Inc.
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          271,442
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            271,442
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    271,442
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.1%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-------------------------------------------------------------------------------






SCHEDULE 13G


CUSIP No. 23302R107


Schedule 13G

Item 1(a). Name of Issuer:

DAC Technologies Group International, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

4700 S. Bowman Road, Suite 900
Little Rock, AR 72210

Item 2(a). Name of Persons Filing:

Key Equity Investors, Inc.



Item 2(b). Address of Principal Business Office or, if None, Residence:



 Po Box 604579, Bayside, NY 11360.


Item 2(c). Citizenship:


New York


Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

23302R107

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_| Broker or Dealer Registered Under Section 15 of the Act
(15 U.S.C. 78o)

(b) |_| Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c)

(c) |_| Insurance Company as defined in
 section 3(a) (19) of the Act (15 U.S.C. 78c)

(d) |_| Investment Company registered under section 8
 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) |_| Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

(h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4. Ownership.


(a) Amount beneficially owned: 271,442

(b) Percent of class: 5.1% (1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 271,442

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
271,442

(iv) Shared power to dispose or to direct the disposition of:
0

(1) Percentages are based on 5,331,355 shares of Common Stock outstanding as of December 31, 2013 (as set forth in the issuer's financial statements).


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of May 8, 2014
Key Equity Investors, Inc.



By:   /s/  Anthony Chiarenza
   --------------------------------------
   Anthony Chiarenza, as President
   of Key Equity Investors, Inc.








End of Filing